Exhibit 99.1

press release

ArcelorMittal announces closing of its fourth share buyback program and the launch of a fifth US$1 billion share buyback program

17 November 2021, 14:15 CET

ArcelorMittal (the ‘Company’) today announces that it has completed the fourth share buyback program announced on 29 July 2021 under the authorization given by the annual general meeting of shareholders of 8 June 2021 (the ‘2021 AGM Authorization’).

By market close on 16 November 2021, ArcelorMittal had repurchased 67,404,066 shares for a total value of €1,881,270,528.80 (equivalent to US$2,199,999,614.74) at an approximate average price per share of €27.9103. All details are available on the Company’s website at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.

ArcelorMittal will today commence a new share buyback program in the amount of US$1 billion (the ‘Program’) under the 2021 AGM Authorization1. For the background to this Program, reference is made to the Company’s 2021 third quarter results press release dated 11 November 20212 which outlined that, based on the strong 3Q 2021 cash flow, ArcelorMittal added US$1 billion to its share buyback program under the 2021 AGM Authorization. This brings the total advance as part of its prospective 2022 capital return to shareholders (to be funded from 2021 surplus cash flow under the capital return policy announced February 2021) to US$2 billion. The Program is expected to be completed by February 2022, subject to market conditions.

The shares acquired under the Program are intended:

1) To meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities;

2) To reduce ArcelorMittal’s share capital, and/or;

3) To meet ArcelorMittal’s obligations arising from employee share programs.

ENDS

1 The Significant Shareholder has declared its intention to enter into a share repurchase agreement with ArcelorMittal, to sell each trading day on which ArcelorMittal has purchased shares under the Program, an equivalent number of shares, at the proportion of the Significant Shareholder’s stake in the Company of 36.34% of issued and outstanding shares of ArcelorMittal, at the same price as the shares repurchased on the market. The effect of the share repurchase agreement is to maintain the Significant Shareholder’s voting rights in ArcelorMittal’s issued share capital (net of treasury shares) at the current level, pursuant to the Program.
2 https://corporate.arcelormittal.com/media/press-releases/arcelormittal-reports-third-quarter-2021-results

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit	+33 171 921 026
E-mail	investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh
Tel:	+44 20 3214 2419
E-mail:	press@arcelormittal.com